SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

SuccessFactors, Inc.

(Name of Subject Company (Issuer))

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Michael Junge

Executive Vice President and General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Telephone: (212) 610-6300

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,819,221,880	$437,682.83

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $40.00, the per share tender offer price, by shares of common stock of SuccessFactors, Inc., which includes (a) 84,801,782 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares), (b) 6,130,344 shares of common stock subject to outstanding stock options with an exercise price less than $40.00 and (c) 4,548,421 restricted stock units outstanding.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .00011460.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $437,682.83	Filing Party: Saturn Expansion Corporation
Form or Registration No.: Schedule TO-T	Date Filed: December 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2011 (as amended or supplemented, the “Schedule TO”) by Saturn Expansion Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock of SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), par value $0.001 per share (the “SuccessFactors Common Stock” or the “Shares”), at a price of $40.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1.	Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet”, are hereby amended and supplemented to include the following information:

The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on January 18, 2012, has been extended in accordance with the Merger Agreement until 5:00 p.m., New York City time on Wednesday, January 25, 2012 (unless further extended) because the Purchaser has not yet received the CFIUS Approval. As previously disclosed, the parties filed a joint voluntary notice with CFIUS pursuant to Exon-Florio and its implementing regulations, which was accepted with an effective date of December 22, 2011. CFIUS review may take up to thirty calendar days, at which time CFIUS may either inform the parties that there are no national security concerns and terminate the review or initiate an investigation. An investigation may last up to 45 calendar days. Computershare Trust Company, N.A., SuccessFactors’ transfer agent, has indicated that, as of 5:00 p.m., New York City time, on January 18, 2012, 85,245,987 Shares were issued and outstanding. The Depositary has indicated that, as of 5:00 p.m., New York City time, on January 18, 2012, 75,505,778 Shares have been tendered into and not withdrawn from the Offer (including 4,174,985 Shares tendered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase). The full text of the press release issued by SAP AG on January 19, 2012 announcing the Offer’s extension is filed as Exhibit (a)(5)(J) and is incorporated by reference into the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the information set forth above under Item 1, which is incorporated in this Item 4 by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(J) Press Release issued by SAP AG on January 19, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2012

SATURN EXPANSION CORPORATION

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Secretary

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name: Brad C. Brubaker
Title: Secretary

SAP AG

By:	/s/ Michael Ploetner
Name: Michael Ploetner
Title: Authorized Signatory

By:	/s/ Wendy Boufford
Name: Wendy Boufford
Title: Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 16, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and SuccessFactors on December 3, 2011, incorporated herein by reference to the Form 6-K furnished by SAP AG, SAP America and the Purchaser on December 5, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on December 16, 2011.

(a)(5)(C)*	Press release issued by SAP AG on December 16, 2011.

(a)(5)(D)*	Complaint captioned Federic Peretti v. Douglas J. Burgum et al., Case No. CIV510279 filed on December 8, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to the Schedule 14D-9 filed by SuccessFactors on December 16, 2011.

(a)(5)(E)*	Complaint captioned Steamfitters Local 449 Pension Plan v. Douglas J. Burgum et al., Case No. CIV510436 filed on December 14, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 1 to the Schedule 14D-9 filed by SuccessFactors on December 21, 2011.

(a)(5)(F)*	Press release issued by SAP AG on December 27, 2011.

(a)(5)(G)*	Consolidated complaint captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279, filed on January 5, 2012 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(H)*	Complaint captioned Sanjay Israni v. Lars Dalgaard et al., Case No. 12-CV-0076-JSW, filed on January 5, 2012 in the United States District Court for the Northern District of California, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(I)*	Press Release issued by SAP AG on January 17, 2012.

(a)(5)(J)	Press Release issued by SAP AG on January 19, 2012.

(b)(1)*	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent.

(d)(1)*	Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, the Purchaser and SuccessFactors incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011.

(d)(2)*	Mutual Non-Disclosure Agreement effective as of October 20, 2011 between SAP AG and SuccessFactors.

(d)(3)*	Exclusivity Agreement dated as of November 9, 2011 between SAP AG and SuccessFactors.

(g)	Not applicable.

(h)	Not applicable.

99.2*	Power of Attorney

*	Filed Previously